Exhibit 12

                           TECO Energy, Inc.

                  RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

  Six Months    Twelve Months
     Ended          Ended             Year Ended December 31,
June 30, 1999  June 30, 1999   1998     1997    1996   1995    1994

    3.62x         3.83x(1)    3.61x(2) 3.77x(3) 3.72x  3.48x  3.06x(4)

     For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of non-recurring pretax charges totaling $7.3 million associated with a write-off at Tampa Electric. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.90x for the 12-month period ended June 30, 1999.

(2) Includes the effect of non-recurring pretax charges totaling $33.2 million associated with write-offs at TECO Coal, TeCom and Tampa Electric, and $.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.92x for the year ended Dec. 31, 1998.

(3) Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended Dec. 31, 1997.

(4) Includes the effect of a $25-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.30x for the year ended Dec. 31, 1994.







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